FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of November 1st, 2023

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  ✓  Form 40-F ___

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing 2023 Third Quarter Results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 1st, 2023

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Tenaris Announces 2023 Third Quarter Results

The financial and operational information contained in this press release is based on unaudited consolidated condensed interim financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board and adopted by the European Union, or IFRS. Additionally, this press release includes non-IFRS alternative performance measures i.e., EBITDA, Free Cash Flow, Net cash / debt and Operating working capital days. See exhibit I for more details on these alternative performance measures.

Luxembourg, November 1, 2023. - Tenaris S.A. (NYSE and Mexico: TS and EXM Italy: TEN) (“Tenaris”) today announced its results for the quarter ended September 30, 2023 in comparison with its results for the quarter ended September 30, 2022.

Summary of 2023 Third Quarter Results

	3Q 2023	2Q 2023		3Q 2022
Net sales ($ million)	3,238	4,075	(21%)	2,975	9%
Operating income ($ million)	868	1,278	(32%)	803	8%
Net income* ($ million)	547	1,136	(52%)	608	(10%)
Shareholders’ net income ($ million)	537	1,123	(52%)	606	(11%)
Earnings per ADS ($)	0.91	1.90	(52%)	1.03	(11%)
Earnings per share ($)	0.46	0.95	(52%)	0.51	(11%)
EBITDA** ($ million)	1,004	1,409	(29%)	946	6%
EBITDA margin (% of net sales)	31.0%	34.6%		31.8%

* Net income in 3Q 2023 includes a non-cash charge of $144 million relating to the remeasurement and recycling of CTA to the income statement, of our direct and indirect investment in Usiminas. Excluding this one-off effect, for the quarter Net income would have been $691 million. Earnings per share and per ADS would have been $0.58 and $1.16, respectively.

** EBITDA in 3Q 2023 includes a one-off gain of $32 million on the transfer of court awards relating to Venezuelan nationalized assets. Excluding this one-off gain EBITDA would have been $972 million (30.0%) in 3Q 2023.

Our third quarter sales declined 21% sequentially reflecting activity and price declines throughout the Americas, lower quarterly shipments to offshore projects, lower pipeline shipments in Argentina as well as lower sales in market segments such as European mechanical products. Our EBITDA, excluding a one-off gain of $32 million on the transfer of court awards relating to Venezuelan nationalized assets, amounted to $972 million, with the margin adjusting to changes in market prices in the Americas. Our net income was affected by non-cash charges of $144 million relating to the remeasurement and recycling of currency translation reserve to the income statement, of our direct and indirect (through Ternium) investment in Usiminas, following the purchase of additional Usiminas shares by both companies.

Our free cash flow for the quarter amounted to $1.1 billion, and has reached $3.1 billion on a cumulative basis for the current fiscal year. This included a further reduction in working capital of $415 million during the quarter. After investing $100 million on the acquisition of additional pipe processing assets in the Houston area of the United States and a pipe coating facility in Italy, our net cash position rose to $3.3 billion at September 30, 2023.

Interim Dividend Payment

Our board of directors approved the payment of an interim dividend of $0.20 per share ($0.40 per ADS), or approximately $236 million. The payment date will be November 22, 2023 , with an ex-dividend date on November 20, 2023 and record date on November 21, 2023.

Tenaris Approves Share Buyback Program

Tenaris’s Board of Directors approved a share buyback program of up to $1.2 billion (which, at the closing price of November 1, 2023 on the Milan Stock Exchange would represent 75.4 million shares, or 6.4% of Tenaris’s outstanding shares), to be executed within a year, with the intention to cancel the ordinary shares acquired through the program.

The decision and opportunity of initiating the buyback program is driven by the company’s significant cash flow generation and strong balance sheet.

The buyback program will be carried out under the authority granted by the annual general meeting of shareholders held on June 2, 2020, which may be renewed or extended, up to a maximum of 10% of the Company´s shares.

The buyback program is expected to be launched in the near future. The program will be divided in tranches and purchases will be executed through a primary financial institution.

The buybacks may be ceased, paused and continued at any time, subject to compliance with applicable laws and regulations.

Tenaris will provide updates on the buyback program via press releases and on the Investors section of its corporate website. The buybacks will be carried out subject to market conditions and in compliance with applicable laws and regulations, including the Market Abuse Regulation 596/2014 and the Commission Delegated Regulation (EU) 2016/1052.

Market Background and Outlook

In the past few months, oil prices have remained above $80 per barrel, despite concerns about the impact of high interest rates on the global economy. US natural gas prices are rising along with LNG and European natural gas prices, which are showing high volatility in the face of potential supply interruptions and a positive demand outlook.

In the United States, the decline in oil and gas drilling activity seen during the year so far is bottoming out and is expected to recover as we go into the next year. Oil inventories have declined to a low level as have the stock of drilled but uncompleted wells (DUCs). At the same time, OCTG inventories are coming down towards more normal levels. In Canada, drilling activity has fallen below the level of the previous year but is expected to recover in 2024 with additional takeaway and LNG capacity coming on stream. Around the world, offshore drilling has been increasing with a focus on highly productive reserves such as those in Brazil and Guyana. In the Middle East, activity has increased this year and is expected to increase further.

In the fourth quarter, our sales in the Americas will be affected by the ongoing adjustment in price levels (which continue to be affected by imports), while our sales in the Middle East and for offshore projects should increase and support our total sales. Our EBITDA margin will decline reflecting lower prices in the Americas and our free cash flow will adjust to a lower EBITDA and a more stable working capital position.

Wind Farm Investment

In October, we put into full operation, with its 24 turbines, our Buena Ventura Wind Farm in Argentina. The wind farm is supplying 103.2 MW of power, through the interconnected grid, to our industrial facilities in Campana, close to 50% of its total electric power requirements and will reduce our CO2 emissions at the facility by 152,000 tons per year.

On November 1, 2023, following a successful bid for priority connection rights to the interconnected grid, the Company’s Board of Directors approved an investment plan to build a second wind farm in Argentina at a cost of approximately $214 million, which would supply a further 30% of the current energy requirements of our facilities in Campana, and reduce our CO2 emissions by a further 102,500 tons per year. This investment is expected to be completed during 2025.

Analysis of 2023 Third Quarter Results

Tubes

The following table indicates, for our Tubes business segment, sales volumes of seamless and welded pipes for the periods indicated below:

Tubes Sales volume (thousand metric tons)	3Q 2023	2Q 2023		3Q 2022
Seamless	744	844	(12%)	750	(1%)
Welded	169	255	(34%)	106	60%
Total	913	1,099	(17%)	856	7%

The following table indicates, for our Tubes business segment, net sales by geographic region, operating income and operating income as a percentage of net sales for the periods indicated below:

Tubes	3Q 2023	2Q 2023		3Q 2022
(Net sales - $ million)
North America	1,700	2,142	(21%)	1,761	(3%)
South America	608	893	(32%)	600	1%
Europe	231	270	(14%)	190	22%
Asia Pacific, Middle East and Africa	556	612	(9%)	280	98%
Total net sales ($ million)	3,095	3,918	(21%)	2,832	9%
Operating income ($ million)	841	1,251	(33%)	780	8%
Operating margin (% of sales)	27.2%	31.9%		27.5%

Net sales of tubular products and services decreased 21% sequentially and increased 9% year on year. On a sequential basis volumes shipped decreased 17% and average selling prices decreased 5%. In North America, activity and shipments declined in the US onshore market and in the Gulf of Mexico, with price declines across the region, while sales in Canada were held back by lower activity from key customers. In South America we had a further decline in sales for pipelines in Argentina, and lower sales of offshore OCTG and line pipe in Brazil following exceptionally high sales in the previous quarter. In Europe we had lower sales of mechanical pipe products to distributors amidst a declining market environment. In the AMEA region we had lower sales in Iraq, Egypt and Indonesia.

Operating results from tubular products and services amounted to a gain of $841 million in the third quarter of 2023 compared to a gain of $1,251 million in the previous quarter and $780 million in the third quarter of 2022. During the quarter, operating income includes a non-recurring gain of $32 million corresponding to the sale of the awards related to the Company’s Venezuelan nationalized assets. The decline in operating income during the quarter is related to the decrease in sales due to both volume and price declines together with an increase in unit costs due to higher raw material costs and a negative industrial performance and absorption of fixed and semi-fixed costs associated with lower volumes.

Others

The following table indicates, for our Others business segment, net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Others	3Q 2023	2Q 2023		3Q 2022
Net sales ($ million)	143	157	(9%)	143	0%
Operating income ($ million)	27	27	0%	23	17%
Operating margin (% of sales)	19.0%	17.3%		16.2%

Net sales of other products and services decreased 9% sequentially and remained flat year on year. Sequentially, sales declined mainly due to lower sales of oilfield services in Argentina and lower sales of pipes for plumbing applications in Italy.

Selling, general and administrative expenses, or SG&A, amounted to $433 million, or 13.4% of net sales, in the third quarter of 2023, compared to $529 million, 13.0% in the previous quarter and $403 million, 13.6% in the third quarter of 2022. Sequentially, our SG&A expenses decreased mainly due to lower shipment costs due to a reduction in volumes shipped and lower provisions for contingencies.

Other operating results amounted to a net gain of $36 million in the third quarter of 2023, compared to a net loss of $1 million in the previous quarter and $2 million net loss in the third quarter of 2022. During the quarter other operating income includes a non-recurring gain of $32 million corresponding to the transfer of court awards related to the Company’s Venezuelan nationalized assets.

Financial results amounted to a gain of $67 million in the third quarter of 2023, compared to a gain of $40 million in the previous quarter and a loss of $29 million in the third quarter of 2022. Net finance income increased $28 million sequentially due to the increase in the net cash position.

Equity in earnings of non-consolidated companies generated a loss of $110 million in the third quarter of 2023, compared to a gain of $96 million in the previous quarter and a gain of $5 million in the third quarter of 2022. The result of the quarter includes a non-cash loss of $144 million from our investment in Usiminas ($26 million from our direct investment in Usiminas and $118 million from our indirect investment in Usiminas through Ternium), related to the fair value measurement of the shares and the result of recycling Ternium´s negative accumulated currency translation reserve to the income statement.

Income tax charge amounted to $278 million in the third quarter of 2023, the same as in the previous quarter and compared to $171 million in the third quarter of 2022. Income tax of the quarter includes a net $62 million charge from foreign exchange effects net of inflation adjustments, mainly in Argentina and Mexico.

Cash Flow and Liquidity of 2023 Third Quarter

Net cash generated by operating activities during the third quarter of 2023 was $1.3 billion, compared to $1.3 billion in the previous quarter and $242 million in the third quarter of 2022. During the third quarter of 2023 cash generated by operating activities includes a reduction in working capital of $415 million mainly related to a reduction in trade receivables of $422 million.

With capital expenditures of $170 million, our free cash flow amounted to $1.1 billion during the quarter and our net cash position amounted to $3.3 billion at September 30, 2023.

Analysis of 2023 First Nine Months Results

	9M 2023	9M 2022	Increase/(Decrease)
Net sales ($ million)	11,454	8,142	41%
Operating income ($ million)	3,497	1,950	79%
Net income* ($ million)	2,812	1,746	61%
Shareholders’ net income ($ million)	2,789	1,746	60%
Earnings per ADS ($)	4.72	2.96	59%
Earnings per share ($)	2.36	1.48	59%
EBITDA** ($ million)	3,890	2,379	64%
EBITDA margin (% of net sales)	34.0%	29.2%

* Net income in 9M 2023 includes a non-cash charge of $144 million relating to the remeasurement and recycling of CTA to the income statement, of our direct and indirect investment in Usiminas. Excluding this one-off effect, for the period Net income would have been $2,956 million. Earnings per share and per ADS would have been $2.48 and $4.97, respectively.

** EBITDA in 9M 2023 includes a one-off gain of $32 million on the transfer of court awards relating to Venezuelan nationalized assets. Excluding this one-off gain EBITDA would have been $3,922 million (34.2%) in the period.

The following table shows our net sales by business segment for the periods indicated below:

Net sales ($ million)	9M 2023		9M 2022		Increase/(Decrease)
Tubes	10,987	96%	7,667	94%	43%
Others	467	4%	475	6%	(2%)
Total	11,454		8,142		41%

Tubes

The following table indicates, for our Tubes business segment, sales volumes of seamless and welded pipes for the periods indicated below:

Tubes Sales volume (thousand metric tons)	9M 2023	9M 2022	Increase/(Decrease)
Seamless	2,428	2,337	4%
Welded	707	231	206%
Total	3,136	2,568	22%

The following table indicates, for our Tubes business segment, net sales by geographic region, operating income and operating income as a percentage of net sales for the periods indicated below:

Tubes	9M 2023	9M 2022	Increase/(Decrease)
(Net sales - $ million)
North America	6,071	4,691	29%
South America	2,476	1,411	76%
Europe	754	681	11%
Asia Pacific, Middle East and Africa	1,687	884	91%
Total net sales ($ million)	10,987	7,667	43%
Operating income ($ million)	3,403	1,887	80%
Operating margin (% of sales)	31.0%	24.6%

Net sales of tubular products and services increased 43% to $10,987 million in the first nine months of 2023, compared to $7,667 million in the first nine months of 2022 due to an increase of 22% in volumes (amost entirely welded products) and a 17% increase in average selling prices. Sales increased in all regions, mainly in the Americas and AMEA, with the recovey being in both volumes and prices. Average drilling activity in the first nine months of 2023 increased only 1% in the United States & Canada and 13% internationally compared to the first nine months of 2022.

Operating results from tubular products and services amounted to a gain of $3,403 million in the first nine months of 2023 compared to $1,887 million in the first nine months of 2022. The improvement in operating results was driven by the recovery in sales and margins, as higher tubes prices and an improvement in industrial performance due to the increased levels of activity and utilization of production capacity more than offset the increase in raw material and energy costs.

Others

The following table indicates, for our Others business segment, net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Others	9M 2023	9M 2022	Increase/(Decrease)
Net sales ($ million)	467	475	(2%)
Operating income ($ million)	94	63	49%
Operating margin (% of sales)	20.1%	13.2%

Net sales of other products and services decreased 2% to $467 million in the first nine months of 2023, compared to $475 million in the first nine months of 2022, mainly due to lower sales of excess raw materials and pipes for plumbing applications in Italy, partially offset by an increase in sales of sucker rods, oilfield services in Argentina and coiled tubing.

Selling, general and administrative expenses, or SG&A, amounted to $1,449 million in the first nine months of 2023, representing 12.6% of sales, and $1,180 million in the first nine months of 2022, representing 14.5% of sales. SG&A expenses increased mainly due to higher selling expenses (in particular commissions and freights) associated with higher sales and higher labor costs. However, they decreased as a percentage of sales due to the better absorption of fixed and semi-fixed components of SG&A expenses on higher sales.

Other operating results amounted to a net gain of $41 million in the first nine months of 2023, compared to a net gain of $12 million in the first nine months of 2022. In the first nine months of 2023 other operating income includes a non-recurring gain of $33 million corresponding to the transfer of the awards related to the Company’s Venezuelan nationalized assets. In the first nine months of 2022 other operating results include a non-cash gain of $71 million from the reclassification to the income statement of NKKTubes’s cumulative foreign exchange adjustments belonging to the shareholders, an $18 million gain from the sale of land in Canada after the relocation of the Prudential facility, partially offset by a $78 million loss from the settlement with the U.S. SEC.

Financial results amounted to a gain of $128 million in the first nine months of 2023, compared to a loss of $42 million in the first nine months of 2022. The better financial results are due to higher net finance income related to higher interest rates on a stronger financial position and positive foreign exchange results.

Equity in earnings of non-consolidated companies generated a gain of $39 million in the first nine months of 2023, compared to a gain of $196 million in the first nine months of 2022. The result of the first nine months of 2023 includes a non-cash loss of $144 million from our investment in Usiminas ($26 million from our direct investment in Usiminas and $118 million from our indirect investment in Usiminas through Ternium), related to the fair value measurement of the shares and the result of recycling Ternium´s negative accumulated currency translation reserve to the income statement. The result of the first nine months of 2022 includes a $32 million loss from an impairment in Usiminas ($19 million from our direct investment in Usiminas and $13 million from our indirect investment in Usiminas through Ternium) and an impairment on the value of our joint venture in Russia, amounting to $15 million. The remaining results are mainly derived from our participation in Ternium (NYSE:TX).

Income tax amounted to a charge of $852 million in the first nine months of 2023, compared to $359 million in the first nine months of 2022. The increase in income tax reflects better results at several subsidiaries.

Cash Flow and Liquidity of 2023 First Nine Months

Net cash provided by operating activities during the first nine months of 2023 amounted to $3.6 billion (including a decrease in working capital of $248 million), compared to $643 million (net of an increase in working capital of $1.4 billion) in the first nine months of 2022.

Capital expenditures amounted to $453 million in the first nine months of 2023, compared to $271 million in the first nine months of 2022. Free cash flow amounted to $3.1 billion in the first nine months of 2023, compared to $372 million in the first nine months of 2022.

Our net cash position amounted to $3.3 billion at September 30, 2023, compared to $0.9 billion at December 31, 2022.

Conference call

Tenaris will hold a conference call to discuss the above reported results, on November 2, 2023, at 08:00 a.m. (Eastern Time). Following a brief summary, the conference call will be opened to questions.

To listen to the conference please join through one of the following options:

ir.tenaris.com/events-and-presentations or

https://edge.media-server.com/mmc/p/mmvgfe8a

If you wish to participate in the Q&A session please register at the following link:
https://register.vevent.com/register/BI438c41074e8343048d87bb81a38e9165

Please connect 10 minutes before the scheduled start time.

A replay of the conference call will also be available on our webpage at:

ir.tenaris.com/events-and-presentations

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Consolidated Condensed Interim Income Statement

(all amounts in thousands of U.S. dollars)	Three-month period ended September 30,		Nine-month period ended September 30,
	2023	2022	2023	2022
	Unaudited		Unaudited
Net sales	3,237,836	2,974,801	11,453,930	8,142,316
Cost of sales	(1,973,381)	(1,766,486)	(6,548,324)	(5,023,770)
Gross profit	1,264,455	1,208,315	4,905,606	3,118,546
Selling, general and administrative expenses	(432,682)	(403,435)	(1,448,765)	(1,180,097)
Other operating income (expense), net	36,128	(1,755)	40,604	11,775
Operating income	867,901	803,125	3,497,445	1,950,224
Finance Income	56,100	26,998	149,853	42,264
Finance Cost	(19,179)	(17,741)	(87,103)	(25,703)
Other financial results, net	30,565	(38,368)	65,116	(58,247)
Income before equity in earnings of non-consolidated companies and income tax	935,387	774,014	3,625,311	1,908,538
Equity in (losses) earnings of non-consolidated companies	(110,382)	5,295	38,545	196,001
Income before income tax	825,005	779,309	3,663,856	2,104,539
Income tax	(278,200)	(171,239)	(851,804)	(359,010)
Income for the period	546,805	608,070	2,812,052	1,745,529

Attributable to:
Shareholders' equity	537,311	606,470	2,788,967	1,745,962
Non-controlling interests	9,494	1,600	23,085	(433)
	546,805	608,070	2,812,052	1,745,529

Consolidated Condensed Interim Statement of Financial Position

(all amounts in thousands of U.S. dollars)	At September 30, 2023		At December 31, 2022
	Unaudited
ASSETS
Non-current assets
Property, plant and equipment, net	5,910,555		5,556,263
Intangible assets, net	1,336,609		1,332,508
Right-of-use assets, net	116,976		111,741
Investments in non-consolidated companies	1,602,494		1,540,646
Other investments	566,475		119,902
Deferred tax assets	195,332		208,870
Receivables, net	154,291	9,882,732	211,720	9,081,650
Current assets
Inventories, net	3,884,882		3,986,929
Receivables and prepayments, net	247,427		183,811
Current tax assets	283,096		243,136
Trade receivables, net	2,169,293		2,493,940
Derivative financial instruments	11,113		30,805
Other investments	2,496,747		438,448
Cash and cash equivalents	864,043	9,956,601	1,091,527	8,468,596
Total assets		19,839,333		17,550,246
EQUITY
Shareholders' equity		16,229,531		13,905,709
Non-controlling interests		170,592		128,728
Total equity		16,400,123		14,034,437
LIABILITIES
Non-current liabilities
Borrowings	25,248		46,433
Lease liabilities	86,401		83,616
Deferred tax liabilities	447,053		269,069
Other liabilities	249,774		230,142
Provisions	102,040	910,516	98,126	727,386
Current liabilities
Borrowings	597,493		682,329
Lease liabilities	32,778		28,561
Derivative financial instruments	5,563		7,127
Current tax liabilities	379,724		376,240
Other liabilities	324,188		260,614
Provisions	29,206		11,185
Customer advances	160,533		242,910
Trade payables	999,209	2,528,694	1,179,457	2,788,423
Total liabilities		3,439,210		3,515,809
Total equity and liabilities		19,839,333		17,550,246

Consolidated Condensed Interim Statement of Cash Flows

(all amounts in thousands of U.S. dollars)	Three-month period ended September 30,		Nine-month period ended September 30,
	2023	2022	2023	2022
	Unaudited		Unaudited
Cash flows from operating activities
Income for the period	546,805	608,070	2,812,052	1,745,529
Adjustments for:		—
Depreciation and amortization	136,129	142,488	392,163	428,588
Income tax accruals less payments	76,994	72,639	134,168	118,590
Equity in earnings of non-consolidated companies	110,382	(5,295)	(38,545)	(196,001)
Interest accruals less payments, net	(22,986)	6,763	(44,926)	5,152
Changes in provisions	(17,998)	(1,210)	21,935	9,269
Reclassification of currency translation adjustment reserve	—	—	—	(71,252)
Changes in working capital	414,887	(625,306)	248,125	(1,449,130)
Others, including currency translation adjustment	52,721	43,978	34,366	52,530
Net cash provided by operating activities	1,296,934	242,127	3,559,338	643,275

Cash flows from investing activities
Capital expenditures	(170,376)	(129,457)	(452,625)	(270,800)
Changes in advance to suppliers of property, plant and equipment	(1,342)	14,062	902	(5,793)
Acquisition of subsidiaries, net of cash acquired	(100,311)	—	(104,419)	(4,082)
Additions to associated companies	(22,661)	—	(22,661)	—
Loan to non-consolidated companies	(1,427)	—	(2,662)	—
Proceeds from disposal of property, plant and equipment and intangible assets	648	772	9,023	46,768
Dividends received from non-consolidated companies	—	—	43,513	45,488
Changes in investments in securities	(809,796)	128,746	(2,597,425)	85,175
Net cash (used in) provided by investing activities	(1,105,265)	14,123	(3,126,354)	(103,244)

Cash flows from financing activities
Dividends paid	—	—	(401,383)	(330,584)
Dividends paid to non-controlling interest in subsidiaries	(1,530)	(10,432)	(18,967)	(10,432)
Changes in non-controlling interests	2,033	(5,128)	3,772	(3,506)
Payments of lease liabilities	(12,199)	(10,431)	(35,968)	(38,836)
Proceeds from borrowings	326,185	497,982	1,358,223	1,349,718
Repayments of borrowings	(381,886)	(352,411)	(1,524,973)	(793,587)
Net cash (used in) provided by financing activities	(67,397)	119,580	(619,296)	172,773

Increase (decrease) in cash and cash equivalents	124,272	375,830	(186,312)	712,804

Movement in cash and cash equivalents
At the beginning of the period	755,271	635,928	1,091,433	318,067
Effect of exchange rate changes	(15,531)	(20,955)	(41,109)	(40,068)
Increase (decrease) in cash and cash equivalents	124,272	375,830	(186,312)	712,804
	864,012	990,803	864,012	990,803

Exhibit I – Alternative performance measures

Alternative performance measures should be considered in addition to, not as substitute for or superior to, other measures of financial performance prepared in accordance with IFRS.

EBITDA, Earnings before interest, tax, depreciation and amortization.

EBITDA provides an analysis of the operating results excluding depreciation and amortization and impairments, as they are recurring non-cash variables which can vary substantially from company to company depending on accounting policies and the accounting value of the assets. EBITDA is an approximation to pre-tax operating cash flow and reflects cash generation before working capital variation. EBITDA is widely used by investors when evaluating businesses (multiples valuation), as well as by rating agencies and creditors to evaluate the level of debt, comparing EBITDA with net debt.

EBITDA is calculated in the following manner:

EBITDA = Net income for the period + Income tax charges +/- Equity in Earnings (losses) of non-consolidated companies +/- Financial results + Depreciation and amortization +/- Impairment charges/(reversals)

EBITDA is a non-IFRS alternative performance measure.

(all amounts in thousands of U.S. dollars)	Three-month period ended September 30,		Nine-month period ended September 30,
	2023	2022	2023	2022
Income for the period	546,805	608,070	2,812,052	1,745,529
Income tax charge	278,200	171,239	851,804	359,010
Equity in (losses) earnings of non-consolidated companies	110,382	(5,295)	(38,545)	(196,001)
Financial Results	(67,486)	29,111	(127,866)	41,686
Depreciation and amortization	136,129	142,488	392,163	428,588
EBITDA	1,004,030	945,613	3,889,608	2,378,812

Free Cash Flow

Free cash flow is a measure of financial performance, calculated as operating cash flow less capital expenditures. FCF represents the cash that a company is able to generate after spending the money required to maintain or expand its asset base.

Free cash flow is calculated in the following manner:

Free cash flow = Net cash (used in) provided by operating activities - Capital expenditures.

Free cash flow is a non-IFRS alternative performance measure.

(all amounts in thousands of U.S. dollars)	Three-month period ended September 30,		Nine-month period ended September 30,
	2023	2022	2023	2022
Net cash provided by operating activities	1,296,934	242,127	3,559,338	643,275
Capital expenditures	(170,376)	(129,457)	(452,625)	(270,800)
Free cash flow	1,126,558	112,670	3,106,713	372,475

Net Cash / (Debt)

This is the net balance of cash and cash equivalents, other current investments and fixed income investments held to maturity less total borrowings. It provides a summary of the financial solvency and liquidity of the company. Net cash / (debt) is widely used by investors and rating agencies and creditors to assess the company’s leverage, financial strength, flexibility and risks.

Net cash/ debt is calculated in the following manner:

Net cash = Cash and cash equivalents + Other investments (Current and Non-Current)+/- Derivatives hedging borrowings and investments - Borrowings (Current and Non-Current).

Net cash/debt is a non-IFRS alternative performance measure.

(all amounts in thousands of U.S. dollars)	At September 30,
	2023	2022
Cash and cash equivalents	864,043	994,854
Other current investments	2,496,747	434,566
Non-current investments	560,489	144,222
Derivatives hedging borrowings and investments	766	1,284
Current borrowings	(597,493)	(827,962)
Non-current borrowings	(25,248)	(47,164)
Net cash	3,299,304	699,800

Operating working capital days

Operating working capital is the difference between the main operating components of current assets and current liabilities. Operating working capital is a measure of a company’s operational efficiency, and short-term financial health.

Operating working capital days is calculated in the following manner:

Operating working capital days = [(Inventories + Trade receivables – Trade payables – Customer advances) / Annualized quarterly sales ] x 365

Operating working capital days is a non-IFRS alternative performance measure.

(all amounts in thousands of U.S. dollars)	At September 30,
	2023	2022
Inventories	3,884,882	3,679,135
Trade receivables	2,169,293	2,013,660
Customer advances	(160,533)	(324,623)
Trade payables	(999,209)	(1,011,037)
Operating working capital	4,894,433	4,357,135
Annualized quarterly sales	12,951,344	11,899,204
Operating working capital days	138	134